

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

<u>Via E-mail</u>
Andrew Aird
Chief Executive Officer
Tap Resources, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Tap Resources, Inc.**
> **Form 8-K Filed May 28, 2014**
> **Response Dated June 6, 2014**
> **File No. 000-53400**

Dear Mr. Aird:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General:</u>

1. As previously requested in the closing comments of our previous letter dated June 3, 2014, please provide a written statement from the company acknowledging that:

   • The company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these comments and related matters, please contact me at 202-551-3394.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant